SmytheRatcliffe
CHARTERED ACCOUNTANTS

September 9, 2008

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Change of Auditor of Linux Gold Corp. (the "Company")

We are writing in accordance with Section 4.11(5)(a)(i) of National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51-102"). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated September 5, 2008 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

SMYTHE RATCLIFFE LLP

Smythe Ratcliffe LLP

Rick Henshaw, CA
Partner

ASH/lv/109030

cc: Linux Gold Corp.

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